HOLDING

RECEIVED

2007 MAY 18 A 10:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

07023652

Date 15 May 2007

**Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748**

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

PROCESSED
MAY 24 2007
THOMSON
FINANCIAL

Heike Theißing

Kay Amelungse

Enclosures

(1) 15 May 2007

Press release:
Hypo Real Estate Capital Corporation closes $182 million mortgage loan for residential condominiums and retail center in Denver, Colorado

(2) 15 May 2007

15.05.2007 - Disclosure pursuant to section 26 of the German Securities Trading Act (Wertpapierhandelsgesetz - WpHG) - UBS AG

Hypo Real Estate
GROUP

Press release

Hypo Real Estate Capital Corporation closes $182 million mortgage loan for residential condominiums and retail center in Denver, Colorado

New York, Munich, 14 May, 2007: Hypo Real Estate Capital Corporation (HRECC), a member of Hypo Real Estate Group, today announced that it closed a $182 million senior first mortgage loan to finance the development of two residential condominium towers and lifestyle retail center located in the Greenwood Village section of Denver, CO.

The borrower of this deal is 7677 East Berry Avenue Associates LP. The sponsor, Everest Development Company, LLC, is a national retail and residential real estate development company founded by Zack Davidson. This is the first time that Hypo Real Estate Capital Corporation has worked with the borrower and the sponsor.

This development will be the first community in the market offering high quality amenities in a walkable residential and retail environment. The National Home Builder's Association recently awarded The Landmark the best condominium development in the Midwest. This project is being developed in two phases. Phase I consists of The Landmark Shops, a retail center with approximately 150,865 net rentable square feet and the residential condominium Tower I, known as The Landmark, a 13 story residential building including 135 residential units and 269 residential structured parking spaces. Phase II consists of the residential condominium Tower II, known as The Meridian, a 14 story building including 126 residential units with an additional 17,000 net rentable square feet of retail space, and 256 residential structured parking spaces.

This community is one of the first true Transit Oriented Developments (TOD) with access to the new Denver Light Rail system.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

"There has been an increased demand for the development of pedestrian-oriented communities and we believe that our ability to provide a full service offering is why Everest Development chose HRECC for this project," said **Evan F. Denner, Deputy CEO of Hypo Real Estate Capital Corporation.** "We welcomed the opportunity to work with Everest for the first time and look forward to building upon this relationship in the future."

David McNeill, Director at Hypo Real Estate Capital Corporation said, "Everest Development's vision of true resort style living in the prestigious Greenwood Village section of Denver is realized in The Landmark and The Meridian residential towers. In addition to world class property amenities, the residential units will have direct access to the Landmark Shops - with some of Denver's best local restaurants, entertainment venues and shopping."

Notes to editors:

About Everest Development Company, LLC
Everest Development Company, LLC ("Everest") is a national retail and residential real estate development company committed to identifying unique development and redevelopment opportunities in strategically positioned locations across the country. Everest maintains offices in Dallas, TX, and Denver, CO, and was founded in 1999 by Zack Davidson, who also serves as the President and CEO of Everest. Since its formation, Everest and the predecessor to Everest, Eikon Investments, which Mr. Davidson also owned and founded have acquired development and redevelopment projects totaling more than $ 700,000,000 in San Francisco, Houston, Dallas, Denver and Colorado Springs. Everest's investor group is comprised of a broad group of high net worth individuals with a combined net worth of in excess of $3 billion and substantial current liquidity.

About Hypo Real Estate Capital Corporation
Hypo Real Estate Capital Corporation, a subsidiary of Hypo Real Estate Bank International, is one of the leading lenders in the United States commercial real estate marketplace. Hypo Real Estate Capital provides innovative financial solutions for a prestigious client base throughout the U.S. Over the last five years, the firm has closed more than $22 billion of loans. Headquartered in New York, Hypo Real Estate Capital is active in all markets across the U.S.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Hypo Real Estate Group

Hypo Real Estate Group is one of Europe's largest providers of commercial real estate financing. The Group will develop additional growth and establish the conditions necessary for a further increase in profitability by consistently developing the business model towards that of a more broadly based Asset Finance House. Hypo Real Estate Group has around 1230 employees (as of December 31, 2006) and consists of the non-operational, listed holding company Hypo Real Estate Holding AG (Munich) and three operational business entities. Hypo Real Estate Bank International AG (Stuttgart) and Hypo Real Estate Bank AG (Munich) conduct the real estate financing activities (segment Commercial Real Estate). Hypo Public Finance Bank (Dublin) combines public and infrastructure finance. The Group also conducts asset management and offers innovative products which enable credit risks and services from its range of skills to be managed for or offered to third parties (segment Asset Finance and Asset Management). The shares of Hypo Real Estate Holding AG are listed on the Deutsche Aktienindex (DAX 30).

Press contact:

Hypo Real Estate Group:
Oliver Gruss
Phone: +49 (0) 89 203007 781
Fax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Hypo Real Estate
GROUP

RECEIVED

2007 MAY 18 A 10:19

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Shareholding Disclosures

15.05.2007 - Disclosure pursuant to section 26 of the German Securities Trading Act (Wertpapierhandelsgesetz -WpHG) - UBS AG

Security code number (WKN): 802770
ISIN: DE 000 802 770 7

- Translation -

Pursuant to section 21 para. 1 WpHG UBS AG, Bahnhofstrasse 45, CH-8098 Zurich, notified Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, on 14 May 2007 of the following:

We hereby notify you pursuant to section 21 para. 1 WpHG that UBS' stake in the voting rights in Hypo Real Estate Holding AG (ISIN DE0008027707), Unsoeldstrasse 2, 80538 Munich, fell short of the threshold of 3 % as of 08 May 2007 and now amounts to 2.35 % (corresponding to 3,156,561 voting stocks).

Munich, 15 May 2007
Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING

END